Exhibit 3.12

CERTIFICATE OF FORMATION

OF

DARLING NORTHSTAR LLC

This Certificate of Formation of Darling Northstar LLC (the “Company”), dated as of August 16, 2013, is being duly executed and filed by the undersigned, as an authorized person, pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq.

FIRST: The name of the Company is Darling Northstar LLC.

SECOND: The address of the registered office of the Company in the State of Delaware is:

c/o The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

THIRD: The name and address of the registered agent for service of process on the Company in the State of Delaware are:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

IN WITNESSETH WHEREOF, the undersigned has caused this Certificate of Formation to be executed as of the date first above written.

/s/ Mary R. Korby
Name: Mary R. Korby
Title: Authorized Person